Filed Pursuant to Rule 433

Registration Statement 333-163050

Relating to Prospectus Supplement dated January 17, 2012

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 0816-02886

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

January 25, 2012

PANAMA ANNOUNCES PRELIMINARY RESULTS OF ITS EXCHANGE INVITATION

Panama, Republic of Panama—The Republic of Panama (“Panama”) announced today the preliminary results of its previously announced invitation (the “Exchange Invitation”) to eligible holders of its 7.250% Global Bonds due 2015 (ISIN: US698299AU88; CUSIP: 698299AU8; Common Code: 020635525) (the “2015 Bonds”) to submit, in a modified Dutch auction, offers to exchange 2015 Bonds for its 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (ISIN: US698299AW45; CUSIP: 698299AW4; Common Code: 024213927) (the “2036 Bonds”) and cash, if any. The Exchange Invitation expired yesterday (January 24, 2012), as scheduled.

Pursuant to the terms of the Exchange Invitation, for each U.S.$1,000 principal amount of 2015 Bonds accepted for exchange, Panama will issue U.S.$962.01 principal amount of 2036 Bonds, which is equal to the previously announced Exchange Ratio. Panama has determined, in its sole discretion, that the Clearing Cash Premium will be zero.

Approximately U.S.$258 million aggregate principal amount of 2015 Bonds have been submitted in noncompetitive offers, which, if accepted, will not be subject to proration. No competitive offers will be accepted. Accordingly, none of the 2015 Bonds submitted with an Offer Premium above zero will be accepted for exchange.

Panama expects to issue approximately U.S.$249 million aggregate principal amount of 2036 Bonds in exchange for approximately U.S.$258 million aggregate principal amount of 2015 Bonds, subject to the satisfaction or waiver of the Financing Condition (as defined below).

The principal amount of 2036 Bonds issued to each holder pursuant to the Exchange Invitation will be rounded down to the nearest U.S.$1,000. Holders will receive a cash payment in respect of the principal amount not issued as a result of that rounding.

The terms and conditions of the Exchange Invitation are set forth in the Prospectus Supplement dated January 17, 2012, to the Prospectus dated December 16, 2009, attached thereto (as so supplemented, the “Prospectus”). Capitalized terms used but not defined in this notice are defined in the Prospectus.

Panama priced an issue of local Panamanian bonds today. The settlement of this issuance of local Panamanian bonds or another financing, in either case, satisfactory to Panama, is referred to as the “Financing Condition”, which may be waived by Panama in its sole discretion.

At or around 5:00 P.M., New York City time, on January 30, 2012, or as soon thereafter as practicable, Panama will announce whether the Financing Condition has been satisfied or waived and, accordingly, whether it will complete the exchange of 2015 Bonds for 2036 Bonds pursuant to the Exchange Invitation.

Panama announced that the settlement date for the 2015 Bonds exchanged pursuant to the Exchange Invitation is expected to be February 1, 2012 (the “Expected Settlement Date”). If the actual settlement date turns out to be later than that Expected Settlement Date, Panama will not adjust the principal amount of 2036 Bonds that holders of 2015 Bonds will receive pursuant to the Exchange Invitation.

Further Information

Application will be made to list the newly issued 2036 Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2036 Bonds trade on the Euro MTF Market, when and if issued.

Copies of the Prospectus may be obtained free of charge by eligible participants from the Information and Exchange Agent by visiting the Exchange Invitation website at www.bondcom.com/panama.

Information and Exchange Agent

The information and exchange agent for the Exchange Invitation is Bondholder Communications Group, LLC.

Bondholder Communications Group, LLC is located at 30 Broad St., 46th Floor, New York, NY 10004 (Attention: Ramona Peters). Bondholder Communications Group, LLC can be reached at the following numbers: +1-888-385-2663 (toll free); +1-212-809-2663 (call collect).

Joint Dealer Managers

Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as Joint Dealer Managers for the Exchange Invitation.

Goldman, Sachs & Co. can be reached by telephone at the following numbers: +1-800-828-3182 (toll free); +1-212-902-5183 (call collect).

Citigroup Global Markets Inc. can be reached by telephone at the following numbers: +1-800-558-3745 (toll free); +1-212-723-6108 (call collect).

Important Information for U.S. Persons

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Prospectus and the Prospectus Supplement referred to above may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312512013876/d283811d424b3.htm. Alternatively, the Joint Dealer Managers, or the Information and Exchange Agent will arrange to send you the prospectus if you request it by calling any of Goldman, Sachs & Co. toll-free at 1-800-828-3182, Citigroup Global Markets Inc. toll-free at 1-800-558-3745 or the Information and Exchange Agent toll free at 1-888-385-2663.